Exhibit 99.4

Torex Gold Reports Q4 and Full Year 2024 Results

2024 marks another solid year of operational and financial results; on track to return to positive free cash flow generation by mid-2025

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - February 19, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) reports the Company’s financial and operational results for the three months and year ended December 31, 2024. Torex will host a conference call tomorrow morning at 9:00 AM (ET) to discuss the results.

Jody Kuzenko, President & CEO of Torex, stated:

“2024 marked another year of consistently strong operational results from Morelos. With gold production of more than 452,000 ounces, we met our annual guidance for the sixth year in a row. The team continued to deliver new operational firsts, achieving a new annual average gold recovery record of 90.6% at the processing plant and a record annual mining rate from ELG Underground of close to 2,100 tonnes per day. In addition, significant progress was made on the Media Luna Project, with first copper concentrate production tracking to plan for the end of March and commercial production expected to be declared shortly thereafter.

“We also set new financial records in 2024. After generating record annual revenue of more than $1.1 billion, our balance sheet remains in excellent condition, with more than $330 million of available liquidity1 including $110 million of cash as of year end. The performance of our operations, supported by a record realized gold price, resulted in a record annual adjusted EBITDA1 of more than $540 million and a robust all-in sustaining costs margin1 of 49%. With only a few months left to go on the Media Luna Project, we are well-positioned to exit the build with only a modest level of net debt, which will be repaid quickly when we pivot to positive free cash flow generation mid-year. With an expanded exploration and drilling program, development activities at EPO on track to commence in the third quarter and an inaugural return of capital program to be formalized mid-year, 2025 is expected to be yet another exciting and prosperous year for Torex as we enter the next chapter at Morelos.

“Against the backdrop of this exceptional performance, we will never forget the profound tragedy and loss we experienced in December with the loss of three of our colleagues. As we continue to look toward the future, we are more resolved than ever to reset the bar on safety leadership and set the highest standards of safety performance in the mining industry, just as our shareholders have come to expect.”

1.

These measures are non-GAAP financial measures. Refer to footnote 3 under the section “Fourth Quarter 2024 Highlights” and Tables 2 to 11 of this press release for further information and a detailed reconciliation to the comparable measures in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board.

FULL YEAR 2024 HIGHLIGHTS

•

Working toward next-level safety: On December 5th, 2024, a fatal carbon monoxide gas exposure occurred, which claimed the lives of two employees and one contractor worker at the ELG Underground. In the wake of the tragedy, all operational and project activities at the Morelos Property were suspended for just over a week to allow for inspections by the relevant agencies. The Company also initiated its own internal investigation to determine how, despite multiple levels of safety controls, such an exposure could have taken place, and to prevent a similar incident from ever occurring. In addition, in August, a fatal injury occurred involving a contractor worker within the Guajes Tunnel while conducting work on the overhead conveyor associated with the Media Luna Project. As at December 31, 2024, the lost-time injury frequency (“LTIF”) for the Morelos Complex was 0.61 per million hours worked for both employees and contractors on a rolling 12-month basis. Recognizing the Company’s previous excellence in safety performance, in October, the Mexican Mining Chamber (CAMIMEX) granted Torex the ‘Silver Hard Hat Award’ in the Open Pit Mining category (over 500 employees) for the excellent safety record at ELG in 2023.

•

Production guidance achieved for sixth consecutive year: Delivered annual gold production of 452,523 ounces (“oz”), within the upwardly revised[1] guidance range of 450,000 to 470,000 oz and above original guidance of 400,000 to 450,000 oz, marking the sixth consecutive year that production guidance has been achieved. The Company also achieved a record annual average gold recovery of 90.6% and a record annual mining rate from ELG Underground of 2,092 tonnes per day (“tpd”). On a gold equivalent ounce basis (“oz AuEq”), the Company produced 461,420 oz AuEq[2] for the year, within the revised[1] guidance range of 460,000 to 480,000 oz AuEq[2] and above original guidance of 410,000 to 460,000 oz AuEq[2].

•

Record annual revenue: Annual gold sold of 455,932 oz at an annual average realized gold price[3] of $2,254 per oz, contributing to record annual revenue of $1,115.5 million. On a gold equivalent ounce basis, the Company sold 465,829 oz AuEq[2] for the year. The average realized gold price in 2024 includes a realized loss of $64.1 million or $141 per oz on gold forward contracts. In January 2025, the Company entered into gold put options to sell 155,000 oz of gold in 2025 at a strike price of $2,500 per oz. These options provide full upside exposure to the gold price while providing a floor of $2,500 per oz.

•

Robust all-in sustaining margins: Total cash costs[3] of $940 per oz sold, 3% above the upper end of the guided range of $860 to $910 per oz sold. All-in sustaining costs[3] of $1,156 per oz sold, at the upper end of the guided range of $1,100 to $1,160 per oz sold. Full year costs were impacted by higher gold prices given the $354 per oz increase in average realized gold price relative to guidance (guidance based on a gold price of $1,900 per oz) resulting in increased Mexican profit sharing (year-to-date 2024 impact of $27 per oz) and royalties (year-to-date 2024 impact of $15 per oz), as well as higher consumption of cyanide within the process plant. All-in sustaining costs margin[3] of $1,098 per oz sold, implying an all-in sustaining costs margin[3] of 49%. Cost of sales was $647.3 million or $1,420 per oz sold. On a gold equivalent ounce basis, total cash costs were $972 per oz AuEq sold[2] and all-in sustaining costs were $1,183 per oz AuEq sold[2] relative to guidance of $900 to $950 per oz AuEq sold[2] and $1,130 to $1,190 per oz AuEq sold[2], respectively.

•

Strong profitability and record adjusted EBITDA[3]: Reported net income of $134.6 million, or earnings of $1.57 per share on a basic basis and $1.55 per share on a diluted basis, significantly impacted by deferred income tax expense of $66.5 million, largely due to the 20% depreciation of the Mexican peso, which closed the year at 20.3:1 against the U.S. dollar versus the annual average of 18.3:1. Adjusted net earnings[3] of $224.4 million, or $2.61 per share on a basic basis and $2.58 per share on a diluted basis. Net income includes a net derivative loss of $46.1 million related to gold forward contracts and foreign exchange collars and forwards entered into to mitigate downside price risk and capital expenditure risk during the construction of the Media Luna Project and on operating expenditures in 2025. Generated EBITDA[3] of $539.4 million and a record annual adjusted EBITDA[3] of $541.1 million.

•	Strong cash flow generation: Net cash generated from operating activities totalled $449.5 million and $458.9 million before changes in non-cash operating working capital, including income taxes paid of $89.0 million. Negative free cash flow3 of $122.9 million is net of cash outlays for capital expenditures, lease payments and interest, including borrowing costs capitalized. Negative free cash flow in 2024 was a direct result of $449.0 million invested in the Media Luna Project.

•

Strong financial liquidity: The Company extended the credit facilities with a syndicate of international banks in the third quarter of 2024, providing a total of $300.0 million through a revolving credit facility maturing in 2027, and added a $150.0 million accordion feature which is available at the discretion of the lenders. The year closed with $331.5 million in available liquidity[3], including $110.2 million in cash and $221.3 million available on the credit facilities of $300.0 million, net of borrowings of $65.0 million and letters of credit outstanding of $13.7 million.

•

Media Luna Project: During 2024, $449.0 million was invested in the project, within the revised annual project guidance of $430.0 to $450.0 million. As of December 31, 2024, physical progress on the Project was approximately 94%, with engineering concluded, procurement substantially complete, underground development tracking well ahead of schedule, and surface construction advancing per plan. First concentrate production is expected at the end of the first quarter of 2025, and the declaration of commercial production shortly thereafter.

•

Return of Capital to Shareholders: In November, the Company received approval from the Toronto Stock Exchange (the “TSX”) of its notice of intention to commence a normal course issuer bid (the “NCIB”). The Company has not yet repurchased any common shares under the NCIB.

•

Exploration and Drilling Activities: In November, the Company announced assay results from the ongoing 2024 drilling program at EPO[4]. The results to date support the Company’s goal of expanding resources to the north of the deposit and upgrading Inferred Resources to Indicated Resources. In December, the Company also announced further assay results from the Company’s 2024 drilling program at ELG Underground[5]. The results to date support the Company’s target of extending the mine life of ELG Underground by identifying new zones of higher-grade mineralization, expanding resources, and replacing and growing reserves.

Q4 2024 HIGHLIGHTS

•

Safety performance: In addition to the fatal incident in December, there were two lost-time injuries (“LTIs”) at the Media Luna Project in the fourth quarter, including a contractor worker who fell from a walkway under construction, and a second contractor worker who was injured while carrying out work on the Guajes Tunnel conveyor belt installation.

•	Gold production: Delivered gold production of 103,795 oz for the quarter (105,305 oz AuEq2), benefiting from an average gold recovery of 90.5% and impacted by the temporary suspension in December.

•

Gold sold: Sold 108,647 oz of gold (110,419 oz AuEq2) at a record average quarterly realized gold price[3] of $2,487 per oz, contributing to quarterly revenue of $295.0 million. The average realized gold price in the fourth quarter of 2024 includes a realized loss of $19.9 million or $183 per oz on gold forward contracts.

•

Total cash costs[3] and all-in sustaining costs[3]: Total cash costs of $902 per oz sold ($932 per oz AuEq sold2) and all-in sustaining costs of $1,085 per oz sold ($1,112 per oz AuEq sold2). All-in sustaining costs margin[3] were $1,402 per oz sold, implying an all-in sustaining costs margin[3] of 56%. Cost of sales was $153.5 million or $1,413 per oz sold in the quarter

•

Net income and adjusted net earnings[3]: Reported net income of $60.4 million or earnings of $0.70 per share on a basic basis and $0.69 per share on a diluted basis. Adjusted net earnings of $70.6 million or $0.82 per share on a basic basis and $0.81 per share on a diluted basis. Net income includes a net derivative loss of $3.6 million related to gold forward contracts and foreign exchange collars and forwards. In the fourth quarter of 2024, the Company entered into an additional series of zero-cost collars to hedge against changes in foreign exchange rates of the Mexican peso between January 2025 and December 2025 for a total notional value of $28.0 million. In the fourth quarter of 2024, the Company also entered into foreign exchange forward contracts to purchase 924.3 million Mexican pesos (“MXN”) for $44.0 million between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1.

•	EBITDA[3] and adjusted EBITDA[3]: Generated EBITDA of $162.8 million and adjusted EBITDA of $154.3 million.

•

Cash flow generation: Net cash generated from operating activities totalled $122.8 million and $136.3 million before changes in non-cash operating working capital, including income taxes paid of $17.3 million and negative free cash flow[3] of $10.8 million.

•	Media Luna Project: During Q4 2024, $100.5 million was invested in the project.

1.	2024 production guidance was revised to reflect higher production, as disclosed in the Company’s MD&A dated November 5, 2024.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to the sections “Gold Equivalent Reporting” for the relevant average market prices by commodity and “2024 Performance and 2025 Guidance” for 2024 guidance assumptions in the Company’s MD&A dated February 19, 2025.

3.

These measures are non-GAAP financial measures (“Non-GAAP Measures”) which are not standardized financial measures under IFRS, the framework used to prepare the financial statements of the Company and might not be comparable to similar financial measures used by other companies. For a detailed reconciliation of each Non-GAAP Measure to its most directly comparable measure in accordance with the IFRS, see Tables 2 to 11 of this press release. For additional information on these Non-GAAP Measures, please refer to the Company’s MD&A for the three months and year ended December 31, 2024, dated February 19, 2025. The MD&A and the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2024, are available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

4.

For more information on EPO drilling results, see the Company’s news release titled “Torex Gold Reports Results from the Ongoing 2024 EPO Exploration Program” issued on November 13, 2024, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

5.

For more information on ELG Underground drilling results, see the Company’s news release titled “Torex Gold Reports Compelling New Results from the 2024 ELG Underground Drilling Program” issued on December 2, 2024, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

CONFERENCE CALL AND WEBCAST DETAILS

The Company will host a conference call tomorrow at 9:00 AM (ET) where senior management will discuss the fourth quarter and year-end operating and financial results. For expedited access to the conference call, registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

•	Toronto local or International: 1-647-484-8814

•	Toll-Free (North America): 1-844-763-8274

A live webcast and replay of the conference call will be available on the Company’s website at https://torexgold.com/investors/upcoming-events/. The webcast will be archived on the Company’s website.

Table 1: Operating and Financial Highlights

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Year Ended
		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Safety
Lost-time injury frequency[1]	/million hours	0.61	0.28	0.31	0.61	0.31
Total recordable injury frequency[1]	/million hours	1.48	1.46	1.23	1.48	1.23
Operating Results - Gold only basis
Gold produced	oz	103,795	119,412	137,993	452,523	453,778
Gold sold	oz	108,647	122,130	138,794	455,932	444,750
Total cash costs[2]	$/oz	902	926	885	940	866
All-in sustaining costs[2]	$/oz	1,085	1,101	1,073	1,156	1,200
Average realized gold price[2]	$/oz	2,487	2,313	1,995	2,254	1,952
Operating Results - Gold Equivalent basis
Gold equivalent produced[3]	oz AuEq	105,305	122,525	139,394	461,420	459,380
Gold equivalent sold[3]	oz AuEq	110,419	125,414	139,828	465,829	451,220
Total cash costs[2],3	$/oz AuEq	932	969	893	972	882
All-in sustaining costs[2,3]	$/oz AuEq	1,112	1,139	1,080	1,183	1,210
Financial Results
Revenue	$	295.0	313.7	282.4	1,115.5	882.6
Cost of sales	$	153.5	170.1	191.6	647.3	600.1
Earnings from mine operations	$	141.5	143.6	90.8	468.2	282.5
Net income	$	60.4	29.2	50.4	134.6	204.4
Per share - Basic	$/share	0.70	0.34	0.59	1.57	2.38
Per share - Diluted	$/share	0.69	0.34	0.58	1.55	2.34
Adjusted net earnings[2]	$	70.6	65.5	49.1	224.4	148.4
Per share - Basic[2]	$/share	0.82	0.76	0.57	2.61	1.73
Per share - Diluted[2]	$/share	0.81	0.75	0.57	2.58	1.72
EBITDA[2]	$	162.8	155.3	115.4	539.4	422.6
Adjusted EBITDA[2]	$	154.3	152.4	142.6	541.1	442.2
Cost of sales - gold only basis	$/oz	1,413	1,393	1,380	1,420	1,349
Net cash generated from operating activities	$	122.8	149.5	120.0	449.5	300.8
Net cash generated from operating activities before changes in non-cash operating working capital	$	136.3	137.6	133.5	458.9	340.8
Free cash flow[2]	$	(10.8)	(0.7)	(24.3)	(122.9)	(185.4)
Cash and cash equivalents	$	110.2	114.5	172.8	110.2	172.8
Debt, net of deferred finance charges	$	62.9	57.7	—	62.9	—
Lease-related obligations	$	78.3	69.4	32.0	78.3	32.0
Net (debt) cash[2]	$	(33.1)	(14.9)	140.8	(33.1)	140.8
Available liquidity[2]	$	331.5	346.6	464.9	331.5	464.9

1.	On a 12-month rolling basis, per million hours worked.
2.

These measures are Non-GAAP Measures. For a detailed reconciliation of each Non-GAAP Measure to its most directly comparable measure in accordance with the IFRS as issued by the International Accounting Standards Board see Tables 2 to 11 of this press release. For additional information on these Non-GAAP Measures, please refer to the Company’s MD&A for the three months and year ended December 31, 2024, dated February 19, 2025. The MD&A and the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2024, are available on Torex’s website (www.torexgold.com) and under the Company’s SEDAR+ profile (www.sedarplus.ca).

3.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” on page 6 of the Company’s MD&A for the relevant average market prices by commodity.

Table 2: Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Year Ended
		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Gold sold	oz	108,647	122,130	138,794	455,932	444,750
Total cash costs per oz sold
Production costs[1]		$94.7	112.9	116.5	421.4	371.5
Royalties		$8.2	8.6	8.4	31.2	26.5
Less: Silver sales		$(1.8)	(2.2)	(0.9)	(7.1)	(4.7)
Less: Copper sales		$(3.1)	(6.2)	(1.2)	(16.8)	(8.0)

Total cash costs		$98.0	113.1	122.8	428.7	385.3
Total cash costs per oz sold	$/oz	902	926	885	940	866
All-in sustaining costs per oz sold
Total cash costs		$98.0	113.1	122.8	428.7	385.3
General and administrative costs[2]		$7.3	8.8	7.3	31.4	26.0
Reclamation and remediation costs		$1.0	1.0	1.5	4.5	5.3
Sustaining capital expenditure		$11.6	11.6	17.3	62.6	116.9
Total all-in sustaining costs		$117.9	134.5	148.9	527.2	533.5
Total all-in sustaining costs per oz sold	$/oz	1,085	1,101	1,073	1,156	1,200
Gold equivalent sold[3]	oz AuEq	110,419	125,414	139,828	465,829	451,220
Total cash costs per oz AuEq sold
Production costs[1]		$94.7	112.9	116.5	421.4	371.5
Royalties		$8.2	8.6	8.4	31.2	26.5
Total cash costs		$102.9	121.5	124.9	452.6	398.0
Total cash costs per oz AuEq sold[3]	$/oz AuEq	932	969	893	972	882
All-in sustaining costs per oz AuEq sold
Total cash costs		$102.9	121.5	124.9	452.6	398.0
General and administrative costs[2]		$7.3	8.8	7.3	31.4	26.0
Reclamation and remediation costs		$1.0	1.0	1.5	4.5	5.3
Sustaining capital expenditure		$11.6	11.6	17.3	62.6	116.9
Total all-in sustaining costs		$122.8	142.9	151.0	551.1	546.2
Total all-in sustaining costs per oz AuEq sold[3]	$/oz AuEq	1,112	1,139	1,080	1,183	1,210

1.

This amount excludes temporary suspension costs of $3.1 million, $nil and $nil for the three months ended December 31, 2024, September 30, 2024, and December 31, 2023, respectively, and $3.1 million and $nil for the years ended December 31, 2024 and December 31, 2023, respectively.

2.

This amount excludes a loss of $6.8 million, loss of $3.9 million and gain of $0.5 million for the three months ended December 31, 2024, September 30, 2024, and December 31, 2023, respectively, and a loss of $15.7 million and gain of $1.8 million for the years ended December 31, 2024 and December 31, 2023, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $0.2 million, $nil and $nil for the three months ended December 31, 2024, September 30, 2024, and December 31, 2023, respectively, $0.3 million and $0.2 million for the years ended December 31, 2024 and December 31, 2023, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $1.6 million or $15/oz ($14/oz AuEq) for the three months ended December 31, 2024, $1.6 million or $13/oz ($13/oz AuEq) for the three months ended September 30, 2024, $1.1 million or $8/oz ($8/oz AuEq) for the three months ended December 31, 2023, $7.1 million or $16/oz ($15/oz AuEq) for the year ended December 31, 2024 and $5.4 million or $12/oz ($12/oz AuEq) for the year ended December 31, 2023. This amount excludes other expenses totalling $1.4 million, $2.4 million and $2.1 million for the three months ended December 31, 2024, September 30, 2024, and December 31, 2023, respectively, and $7.1 million and $6.7 million for the years ended December 31, 2024 and December 31, 2023, respectively.

3.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” in the Company’s MD&A for the three months and year ended December 31, 2024, dated February 19, 2025, for the relevant average market prices by commodity.

Table 3: Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

		Three Months Ended			Year Ended
In millions of U.S. dollars		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Sustaining	$	11.6	11.6	17.3	61.2	67.9
Capitalized Stripping (Sustaining)	$	—	—	—	1.4	49.0
Non-sustaining	$	—	—	0.3	—	2.2
Total ELG	$	11.6	11.6	17.6	62.6	119.1
Media Luna Project[1]	$	100.5	113.9	124.0	449.0	366.3
Media Luna Cluster Drilling and Other	$	3.0	4.4	3.8	10.6	16.0
Working Capital Changes and Other	$	12.7	14.4	(4.0)	31.5	(23.4)
Capital expenditures[2]	$	127.8	144.3	141.4	553.7	478.0

1.

This amount includes a realized loss (or an increase in the capitalized expenditures) of $0.1 million, gain of $0.1 million and gain of $0.3 million for the three months ended December 31, 2024, September 30, 2024, and December 31, 2023, respectively, gain of $1.3 million and gain of $0.3 million for the years ended December 31, 2024 and December 31, 2023, respectively, in relation to the settlement of foreign exchange zero cost collars that were entered into to manage the capital expenditure risk related to a further strengthening of the Mexican peso.

2.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Condensed Consolidated Interim Statements of Cash Flows.

Table 4: Reconciliation of Average Realized Gold Price and Total Cash Costs Margin to Revenue

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Year Ended
		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Gold sold	oz	108,647	122,130	138,794	455,932	444,750
Revenue		$295.0	313.7	282.4	1,115.5	882.6
Less: Silver sales		$(1.8)	(2.2)	(0.9)	(7.1)	(4.7)
Less: Copper sales		$(3.1)	(6.2)	(1.2)	(16.8)	(8.0)
Less: Realized loss on gold contracts		$(19.9)	(22.8)	(3.4)	(64.1)	(1.9)
Total proceeds		$270.2	282.5	276.9	1,027.5	868
Total average realized gold price	$/oz	2,487	2,313	1,995	2,254	1,952
Less: Total cash costs	$/oz	902	926	885	940	866
Total cash costs margin	$/oz	1,585	1,387	1,110	1,314	1,086
Total cash costs margin	%	64	60	56	58	56

Table 5: Reconciliation of All-in Sustaining Costs Margin to Revenue

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Year Ended
		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Gold sold	oz	108,647	122,130	138,794	455,932	444,750
Revenue		$295.0	313.7	282.4	1,115.5	882.6
Less: Silver sales		$(1.8)	(2.2)	(0.9)	(7.1)	(4.7)
Less: Copper sales		$(3.1)	(6.2)	(1.2)	(16.8)	(8.0)
Less: Realized loss on gold contracts		$(19.9)	(22.8)	(3.4)	(64.1)	(1.9)
Less: All-in sustaining costs		$(117.9)	(134.5)	(148.9)	(527.2)	(533.5)
All-in sustaining costs margin		$152.3	148.0	128.0	500.3	334.5
Total average realized gold price	$/oz	2,487	2,313	1,995	2,254	1,952
Total all-in sustaining costs margin	$/oz	1,402	1,212	922	1,098	752
Total all-in sustaining costs margin	%	56	52	46	49	39

Table 6: Reconciliation of Adjusted Net Earnings to Net Income

		Three Months Ended			Year Ended
In millions of U.S. dollars, unless otherwise noted		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Basic weighted average shares outstanding	shares	85,988,115	85,986,516	85,885,453	85,977,291	85,881,325
Diluted weighted average shares outstanding	shares	87,414,063	87,071,146	86,410,111	87,008,937	86,397,399
Net income		$60.4	29.2	50.4	134.6	204.4
Adjustments:
Temporary suspension costs		$3.1	—	—	3.1	—
Unrealized foreign exchange gain		$(2.0)	(0.3)	(0.7)	(0.4)	(2.3)
Unrealized (gain) loss on derivative contracts		$(16.4)	(6.5)	28.4	(16.7)	23.7

Loss (gain) on remeasurement of share-based payments		$6.8	3.9	(0.5)	15.7	(1.8)
Derecognition of provisions for uncertain tax positions		$—	—	—	(12.1)	(15.2)
Tax effect of above adjustments		$4.6	2.1	(8.3)	4.2	(6.2)
Tax effect of currency translation on tax base		$14.1	37.1	(20.2)	96.0	(54.2)
Adjusted net earnings		$70.6	65.5	49.1	224.4	148.4
Per share - Basic	$/share	0.82	0.76	0.57	2.61	1.73
Per share - Diluted	$/share	0.81	0.75	0.57	2.58	1.72

Table 7: Reconciliation of EBITDA and Adjusted EBITDA to Net Income

In millions of U.S. dollars		Three Months Ended			Year Ended
		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Net income	$	60.4	29.2	50.4	134.6	204.4
Finance income, net	$	(0.3)	(0.3)	(2.0)	(3.3)	(10.2)
Depreciation and amortization[1]	$	47.7	48.6	66.8	192.0	202.4
Current income tax expense	$	42.9	55.4	50.5	149.6	98.0
Deferred income tax expense (recovery)	$	12.1	22.4	(50.3)	66.5	(72.0)
EBITDA	$	162.8	155.3	115.4	539.4	422.6
Adjustments:
Temporary suspension costs	$	3.1	—	—	3.1	—
Unrealized (gain) loss on derivative contracts	$	(16.4)	(6.5)	28.4	(16.7)	23.7
Unrealized foreign exchange gain	$	(2.0)	(0.3)	(0.7)	(0.4)	(2.3)
Loss (gain) on remeasurement of share-based payments	$	6.8	3.9	(0.5)	15.7	(1.8)
Adjusted EBITDA	$	154.3	152.4	142.6	541.1	442.2

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Table 8: Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

		Three Months Ended			Year Ended
In millions of U.S. dollars		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Net cash generated from operating activities	$	122.8	149.5	120.0	449.5	300.8
Less:
Additions to property, plant and equipment[1]	$	(127.8)	(144.3)	(141.4)	(553.7)	(478.0)
Lease payments	$	(2.9)	(2.5)	(1.6)	(8.6)	(4.8)
Interest and other borrowing costs paid[2]	$	(2.9)	(3.4)	(1.3)	(10.1)	(3.4)
Free cash flow	$	(10.8)	(0.7)	(24.3)	(122.9)	(185.4)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Condensed Consolidated Interim Statements of Cash Flows.
2.	Including borrowing costs capitalized to property, plant and equipment.

Table 9: Reconciliation of Net (Debt) Cash to Cash and Cash Equivalents

In millions of U.S. dollars		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023
Cash and cash equivalents	$	110.2	114.5	172.8
Less:
Debt	$	(62.9)	(57.7)	—
Lease-related obligations	$	(78.3)	(69.4)	(32.0)
Deferred finance charges	$	(2.1)	(2.3)	—
Net (debt) cash	$	(33.1)	(14.9)	140.8

Table 10: Reconciliation of Available Liquidity to Cash and Cash Equivalents

In millions of U.S. dollars		Dec 31, 2024	Sep 30, 2024	Dec 31, 2023
Cash and cash equivalents	$	110.2	114.5	172.8
Add: Available credit of the Debt Facility	$	221.3	232.1	292.1
Available liquidity	$	331.5	346.6	464.9

Table 11: Reconciliation of Unit Cost Measures to Production Costs

In millions of U.S. dollars, unless otherwise noted	Three Months Ended						Year Ended
	Dec 31, 2024		Sep 30, 2024		Dec 31, 2023		Dec 31, 2024		Dec 31, 2023
Gold sold (oz)	108,647		122,130		138,794		455,932		444,750
Tonnes mined - open pit (kt)	2,400		5,838		9,626		25,888		41,904
Tonnes mined - underground (kt)	207		196		212		765		756
Tonnes processed (kt)	1,094		1,186		1,218		4,676		4,810
Total cash costs:
Total cash costs ($)	98.0		113.1		122.8		428.7		385.3
Total cash costs per oz sold ($)	902		926		885		940		866
Breakdown of production costs	$	$/t	$	$/t	$	$/t	$	$/t	$	$/t
Mining - open pit	14.1	5.85	25.2	4.32	33.8	3.51	102.8	3.97	127.7	3.05
Mining - underground	12.4	60.07	18.3	93.21	16.3	77.02	61.3	80.08	60.2	79.67
Processing	42.9	39.21	48.7	41.13	45.5	37.36	180.1	38.52	168.0	34.93
Site support	16.0	14.60	14.3	12.06	14.1	11.58	59.0	12.61	54.4	11.30
Mexican profit sharing (PTU)	4.7	4.30	5.0	4.22	6.4	5.26	19.2	4.11	18.0	3.74
Capitalized stripping	—		—		—		(1.4)		(49.0)
Inventory movement	6.6		0.6		—		0.4		(9.5)
Other	1.1		0.8		0.4		3.1		1.7
Production costs	97.8		112.9		116.5		424.5		371.5

ABOUT TOREX GOLD RESOURCES INC.

Torex is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City. The Company’s principal asset is the Morelos Complex, which includes the El Limón Guajes (“ELG”) Mine Complex, the Media Luna Project, the EPO Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022. Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information also includes, but is not limited to, statements that: first copper concentrate production tracking to plan for the end of March and commercial production expected to be declared shortly thereafter; the Company is well-positioned to exit the build with only a modest level of net debt, which will be repaid quickly when the Company pivots to positive free cash flow generation mid-year; development activities at EPO on track to commence in the third quarter; an inaugural return of capital program to be formalized mid-year; 2025 is expected to be yet another exciting and prosperous year for Torex; the results to date of the 2024 drilling program at EPO support the Company’s goal of expanding resources to the north of the deposit and upgrading Inferred Resources to Indicated Resources; the results to date from the Company’s 2024 drilling program at ELG Underground support the Company’s target of extending the mine life of ELG Underground by identifying new zones of higher-grade mineralization, expanding resources, and replacing and growing reserves; and key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “forecast,” “plans,” “expects,” or “does not expect,” “is expected,” “strategic,” “to be” or variations of such words and phrases or statements that certain actions, events or results “will”, “may,” “could,” “would,” “might,” “on track,”, or “well positioned to” occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties identified in the technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life Of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, and the Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”) or other unknown but potentially significant impacts. Forward-looking information and statements are based on the assumptions discussed in the Technical Report, AIF and MD&A and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, MD&A and AIF are filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com.

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